UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

5 November 2025

BHP GROUP LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,

VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Appendix 3Y

Change of Director’s Interest Notice

5 November 2025

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/09/01 Amended 01/01/11

Name of entity	BHP Group Limited

ABN	49 004 028 077

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mike Henry

Date of last notice	29 August 2025

Part 1 - Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	31 October 2025

+ See chapter 19 for defined terms.

01/01/2011 Appendix 3Y Page 1

Appendix 3Y

Change of Director’s Interest Notice

No. of securities held prior to change

Ordinary shares:

Indirect: 556,394 ordinary shares in BHP Group Limited.

Options and other rights:

Direct: 491,924 maximum number of performance rights under the Long Term Incentive Plan (rights to receive ordinary shares in BHP Group Limited under the Long Term Incentive Plan subject to satisfying applicable service and performance conditions).

Direct: 212,771 deferred rights under the Cash and Deferred Plan (rights to receive ordinary shares in BHP Group Limited under the Cash and Deferred Plan subject to satisfying applicable service conditions).

Class	Rights to receive ordinary shares in BHP Group Limited under BHP’s incentive plans (awards)
Number acquired

1.  151,581 performance rights under the Long Term Incentive Plan (rights to receive ordinary shares in BHP Group Limited under the Long Term Incentive Plan).

2.  63,669 deferred rights under the Cash and Deferred Plan that are eligible to vest in two years (rights to receive ordinary shares in BHP Group Limited under the Cash and Deferred Plan).

3.  63,669 deferred rights under the Cash and Deferred Plan that are eligible to vest in five years (rights to receive ordinary shares in BHP Group Limited under the Cash and Deferred Plan).

Number disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Grant of 278,919 performance rights and deferred rights for nil consideration.

+ See chapter 19 for defined terms.

Appendix 3Y Page 2	01/01/2011

Appendix 3Y

Change of Director’s Interest Notice

5 November 2025

No. of securities held after change

Ordinary shares:

Indirect: 556,394 ordinary shares in BHP Group Limited.

Rights:

Direct: 643,505 maximum number of performance rights under the Long Term Incentive Plan (rights to receive ordinary shares in BHP Group Limited under the Long Term Incentive Plan subject to satisfying applicable service and performance conditions).

Direct: 340,109 deferred rights under the Cash and Deferred Plan (rights to receive ordinary shares in BHP Group Limited under the Cash and Deferred Plan subject to satisfying applicable service conditions).

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back

1.  The grant of 151,581 performance rights under the Long Term Incentive Plan.

2.  The grant of 63,669 deferred rights under the Cash and Deferred Plan that are eligible to vest in two years.

3.  The grant of 63,669 deferred rights under the Cash and Deferred Plan that are eligible to vest in five years.

Part 2 – Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A

+ See chapter 19 for defined terms.

01/01/2011 Appendix 3Y Page 3

Appendix 3Y

Change of Director’s Interest Notice

No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

Part 3 – +Closed period

Were the interests in the securities or contracts detailed above traded during a + closed period where prior written clearance was required?	No
If so, was prior written clearance provided to allow the trade to proceed during this period?	N/A
If prior written clearance was provided, on what date was this provided?	N/A

Part 4 – +Contact details

Name of authorised officers responsible for making this notification on behalf of entities	Stefanie Wilkinson Group Company Secretary
Contact details	Stefanie Wilkinson T +61 3 9609 3333

+ See chapter 19 for defined terms.

Appendix 3Y Page 4	01/01/2011

BHP GROUP LIMITED

Notification and public disclosure of transactions by

Persons Discharging Managerial Responsibilities

3 November 2025

1	Details of the person discharging managerial responsibilities / persons closely associated

a)	Name	Brandon Craig

2	Reason for the notification

a)	Position/status	PDMR (President, Americas)

b)	Initial notification/Amendment	Initial notification

3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a)	Name	BHP Group Limited

b)	LEI	WZE1WSENV6JSZFK0JC28

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted.

a)	Description of the financial instrument, type of instrument Identification code

This notification is in respect of the grant of the following awards to the President Americas under the Group’s incentive plans: (i) performance rights under the Long Term Incentive Plan; (ii) deferred rights under the Cash and Deferred Plan that are eligible to vest after two-years; and (iii) deferred rights under the Cash and Deferred Plan that are eligible to vest after five-years.

Type of instrument

Each grant under BHP Group Limited’s Long Term Incentive Plan and Cash and Deferred Plan is a conditional award to receive one ordinary fully paid share in BHP Group Limited (award), subject to meeting the applicable service and/or performance conditions.

Identification code

ISIN: AU000000BHP4

b)	Nature of the transaction	1. The grant of 61,940 performance rights under the Long Term Incentive Plan

2. The grant of 31,215 deferred rights under the Cash and Deferred Plan that vest in two years.

3. The grant of 31,215 deferred rights under the Cash and Deferred Plan that vest in five years.

c)	Price(s) and volume(s)

		Transaction	Price	Volume

		1	Nil	61,940

		2	Nil	31,215

		3	Nil	31,215

d)	Aggregated information - Aggregated volume - Price	124,370 Nil

e)	Date of the transaction	2025-10-31

f)	Place of the transaction	Australian Securities Exchange (ASX)

1	Details of the person discharging managerial responsibilities / persons closely associated

a)	Name	Mike Henry

2	Reason for the notification

b)	Position/status	PDMR (Chief Executive Officer)

c)	Initial notification/Amendment	Initial notification

3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a)	Name	BHP Group Limited

b)	LEI	WZE1WSENV6JSZFK0JC28

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted.

a)	Description of the financial instrument, type of instrument Identification code

This notification is in respect of the grant of the following awards to the Chief Executive Officer under the Group’s incentive plans: (i) performance rights under the Long Term Incentive Plan; (ii) deferred rights under the Cash and Deferred Plan that are eligible to vest after two-years; and (iii) deferred rights under the Cash and Deferred Plan that are eligible to vest after five-years.

Type of instrument

Each grant under BHP Group Limited’s Long Term Incentive Plan and Cash and Deferred Plan is a conditional award to receive one ordinary fully paid share in BHP Group Limited (award), subject to meeting the applicable service and/or performance conditions.

Identification code

ISIN: AU000000BHP4

b)	Nature of the transaction	1. The grant of 151,581 performance rights under the Long Term Incentive Plan

2. The grant of 63,669 deferred rights under the Cash and Deferred Plan that vest in two years.

3. The grant of 63,669 deferred rights under the Cash and Deferred Plan that vest in five years.

c)	Price(s) and volume(s)

		Transaction	Price	Volume

		1	Nil	151,581

		2	Nil	63,669

		3	Nil	63,669

d)	Aggregated information - Aggregated volume - Price	278,919 Nil

e)	Date of the transaction	2025-10-31

f)	Place of the transaction	Australian Securities Exchange (ASX)

1	Details of the person discharging managerial responsibilities / persons closely associated

a)	Name	Vandita Pant

2	Reason for the notification

b)	Position/status	PDMR (Chief Financial Officer)

c)	Initial notification/Amendment	Initial notification

3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a)	Name	BHP Group Limited

b)	LEI	WZE1WSENV6JSZFK0JC28

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted.

a)	Description of the financial instrument, type of instrument Identification code

This notification is in respect of the grant of the following awards to the Chief Financial Officer under the Group’s incentive plans: (i) performance rights under the Long Term Incentive Plan; (ii) deferred rights under the Cash and Deferred Plan that are eligible to vest after two-years; and (iii) deferred rights under the Cash and Deferred Plan that are eligible to vest after five-years.

Type of Instrument

Each grant under the Long Term Incentive Plan and Cash and Deferred Plan is a conditional right to one ordinary fully paid share in BHP Group Limited (award), subject to meeting the applicable service and/or performance conditions.

Identification code

ISIN: AU000000BHP4

b)	Nature of the transaction	1. The grant of 74,059 performance rights under the Long Term Incentive Plan.

2. The grant of 35,876 deferred rights under the Cash and Deferred Plan that vest in two years.

		3. The grant of 35,876 deferred rights under the Cash and Deferred Plan that vest in five years.

c)	Price(s) and volume(s)

		Transaction	Price	Volume

		1.	Nil	74,059

		2.	Nil	35,876

		3.	Nil	35,876

d)	Aggregated information - Aggregated volume - Price	145,811 Nil

e)	Date of the transaction	2025-10-31

f)	Place of the transaction	Australian Securities Exchange (ASX)

1	Details of the person discharging managerial responsibilities / persons closely associated

a)	Name	Geraldine Slattery

2	Reason for the notification

b)	Position/status	PDMR (President Australia)

c)	Initial notification/Amendment	Initial notification

3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a)	Name	BHP Group Limited

b)	LEI	WZE1WSENV6JSZFK0JC28

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted.

a)	Description of the financial instrument, type of instrument Identification code

This notification is in respect of the grant of the following awards to the President Australia under the Group’s incentive plans: (i) performance rights under the Long Term Incentive Plan; (ii) deferred rights under the Cash and Deferred Plan that are eligible to vest after two-years; and (ii) deferred rights under the Cash and Deferred Plan that are eligible to vest after five-years.

Type of Instrument

Each grant under the Long Term Incentive Plan and Cash and Deferred Plan is a conditional right to one ordinary fully paid share in BHP Group Limited (award), subject to meeting the applicable service and/or performance conditions.

Identification code ISIN:

AU000000BHP4

b)	Nature of the transaction

1.  The grant of 77,089 performance rights under the Long Term Incentive Plan.

2.  The grant of 38,453 deferred rights under the Cash and Deferred Plan that vest in two years.

3.  The grant of 38,453 deferred rights under the Cash and Deferred Plan that vest in five years.

c)	Price(s) and volume(s)

		Transaction	Price	Volume

		1	Nil	77,089

		2	Nil	38,453

		3	Nil	38,453

d)	Aggregated information - Aggregated volume - Price	153,995 Nil

e)	Date of the transaction	2025-10-31

f)	Place of the transaction	Australian Securities Exchange (ASX)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Group Limited

Date: November, 5 2025	By:	/s/ Stefanie Wilkinson
	Name:	Stefanie Wilkinson
	Title:	Group General Counsel and Group Company Secretary